SEMPRA ENERGY
Table F (Unaudited)

Income Statement Data by Business Unit

Three Months Ended March 31, 2006

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Financial	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 722	$ 1,425	$ 780	$ 404	$ 80	$ -	$ -	$ (62)	$ 3,349
Cost of Sales and Other Operating Expenses	556	1,258	573	291	73	10	-	(22)	2,739
Litigation Expense	-	-	5	26	1	-	-	1	33
Depreciation & Amortization	67	66	7	13	4	-	-	2	159
Impairment Losses	-	-	-	-	-	-	2	-	2
Operating Income	99	101	195	74	2	(10)	(2)	(43)	416
Other Income (Expense), Net	1	-	(1)	1	1	(1)	(3)	6	4
Income before Interest & Taxes [1]	100	101	194	75	3	(11)	(5)	(37)	420
Net Interest Expense (Income) [2]	18	15	16	6	(1)	-	1	29	84
Income Tax Expense/(Benefit)	35	37	62	26	3	(6)	(11)	(36)	110
Equity in Income of Certain Unconsolidated Subsidiaries	-	-	-	-	10	-	-	-	10
Discontinued Operations	-	-	-	-	-	-	-	19	19
Net Income	$ 47	$ 49	$ 116	$ 43	$ 11	$ (5)	$ 5	$ (11)	$ 255

Three Months Ended March 31, 2005

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Financial	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 621	$ 1,241	$ 458	$ 382	$ 69	$ -	$ -	$ (116)	$ 2,655
Cost of Sales and Other Operating Expenses	461	1,049	397	301	61	7	1	(63)	2,214
Litigation Expense	-	-	4	4	-	-	-	-	8
Depreciation & Amortization	65	66	7	9	4	-	5	2	158
Impairment Losses	-	-	-	-	-	-	1	-	1
Operating Income	95	126	50	68	4	(7)	(7)	(55)	274
Other Income (Expense), Net	2	(1)	-	7	-	(1)	(1)	4	10
Income before Interest & Taxes [1]	97	125	50	75	4	(8)	(8)	(51)	284
Net Interest Expense [2]	11	9	6	3	-	-	1	36	66
Income Tax Expense/(Benefit)	27	47	15	27	1	(3)	(13)	(94)	7
Equity in Income of Certain Unconsolidated Subsidiaries	-	-	-	-	10	-	-	-	10
Discontinued Operations	-	-	-	-	-	-	-	2	2
Net Income	$ 59	$ 69	$ 29	$ 45	$ 13	$ (5)	$ 4	$ 9	$ 223

[1] Management believes "Income before Interest & Taxes" (Operating Income plus Other Income, Net) is a useful measurement of our business units' performance because it can be used to evaluate the effectiveness of our operations exclusive of interest and income taxes, neither of which is directly relevant to the efficiency of those operations.

[2] Net Interest Expense includes Interest Income, Interest Expense and Preferred Dividends of Subsidiaries.

The statements above reflect the decision in the first quarter of 2006 to dispose of the Twin Oaks power plant and the Energy Services and Facilities Management businesses within Sempra Generation.